Exhibit 99.1

PRESS RELEASE

Advanced Accelerator Applications Announces Completion of Subsequent Offering Period for Novartis Tender Offer

February 1, 2018, Saint-Genis-Pouilly, France - Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or the “Company”), a Novartis company and a leader in nuclear medicine theragnostics, today announced that a subsidiary of Novartis AG (NYSE: NVS) (“Novartis”), Novartis Groupe France S.A. (“Purchaser”), has completed the subsequent offering period of the tender offer to purchase all of the outstanding ordinary shares (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”), of AAA for a price of USD 41.00 per Ordinary Share and USD 82.00 per ADS, in each case, payable net to the seller in cash, without interest (the “Offer”).  The subsequent offering period for the Offer, which commenced on January 22, 2018, expired as scheduled at 12:00 midnight, New York City time, on January 31, 2018.  According to Novartis, The Bank of New York Mellon, as ADS tender agent for the Offer, and Banque Transatlantique S.A., as Ordinary Shares agent for the Offer, have advised that, as of the expiration of the subsequent offering period, 95,127,753 Ordinary Shares (including Ordinary Shares represented by ADSs) were validly tendered during the initial offering period and the subsequent offering period taken together, representing approximately 98.7% of all outstanding Ordinary Shares (including Ordinary Shares represented by ADSs).  Purchaser has accepted for payment and has promptly paid (or will promptly pay) for all Ordinary Shares and ADSs validly tendered during the subsequent offering period.

About Advanced Accelerator Applications S.A.

Advanced Accelerator Applications (NASDAQ:AAAP), a Novartis company, is an innovative radiopharmaceutical company developing, producing and commercializing molecular nuclear medicine theragnostics. AAA’s theragnostic platform is based on radiolabeling a targeting molecule with either gallium Ga 68 for diagnostic use, or lutetium Lu 177 for therapy. AAA’s first theragnostic pairing for neuroendocrine tumors includes diagnostic drugs NETSPOT® in the US and SomaKit TOC®™ in Europe; and therapeutic LUTATHERA® (USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide). Additional theragnostics in development target gastrointestinal stromal tumors (GIST), and prostate and breast cancer. AAA is also an established leader in molecular nuclear diagnostic radiopharmaceuticals for PET and SPECT, mainly used in clinical oncology, cardiology and neurology. Headquartered in Saint-Genis-Pouilly, France, AAA currently has 20 production and R&D facilities, and more than 600 employees in 13 countries (France, Italy, the UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, the US and Canada). AAA reported sales of €109.3 million in 2016 (+23% vs. 2015) and €106.4 million for the first 9 months of 2017 (+31% vs. first 9 months of 2016). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information, please visit: www.adacap.com.

Additional Information

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities.  On December 7, 2017, Purchaser and Novartis filed a Tender Offer Statement on Schedule TO with the SEC and AAA filed the Schedule 14D-9 with the SEC, in each case with respect to the Offer.  The Tender Offer Statement (including the Offer to Purchase, accompanying Ordinary Share Acceptance Form and American Depositary Receipts letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the Offer.  Those materials and all other documents filed by, or caused to be filed by, Novartis, Purchaser or AAA with the SEC will be available at no charge on the SEC’s website at www.sec.gov.  The Schedule TO Tender Offer Statement and related materials may be obtained for free under the “Investors—Financial Data” section of Novartis website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 and such other documents may be obtained for free from the Company under the “Investor Relations” section of the Company’s website at http://investorrelations.adacap.com/.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “tender offer,” “will,” or similar expressions, or by express or implied discussions regarding the potential outcome of the tender offer for AAA commenced by Novartis.  You should not place undue reliance on these statements.  Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.  There can be no guarantee that the proposed acquisition described in this press release will be completed, or that it will be completed as currently proposed, or at any particular time.  In particular, our expectations could be affected by, among other things:  regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this release; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the SEC.  Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Contacts:

AAA Corporate Communications
Rachel Levine

Director of Communications
rachel.levine@adacap.com

Tel: + 1-212-235-2395

AAA Investor Relations
Jordan Silverstein
Head of Investor Relations

jordan.silverstein@adacap.com
Tel: + 1-212-235-2394